UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Expands Management Team
     We, LDK Solar Co., Ltd., have announced the addition of two new management team members and one departure.
     Goran Bye joined us as President and CEO of our polysilicon business unit. Prior to joining us, Mr. Bye was the Director of the Industry Unit and a member of the Investment Committee of the Abu Dhabi Future Energy Company (Masdar), UAE. From 2002 to 2009, he was with REC Silicon Inc, first as Vice President and CFO and then as President and CEO from 2005 to 2009. Mr. Bye holds a master’s degree in business and economics from the Norwegian School of Management.
     Dr. Jiazhen Zheng joined us as Senior Vice President of Integration in charge of solar cell and module operations. Previously, Dr. Zheng was President and COO of Best Solar Co., Ltd., a Nanchang, China-based thin film solar company. He also served as Vice President and Chief Operation Officer of Hua Hong-NEC Electronics Co., Ltd. from 2003 to 2008. Prior to that, he was Director of R&D and Director of operations at Chartered Semiconductor Co., Ltd in Singapore. Dr. Zheng received his Ph.D. degree from St. Andrews University of the United Kingdom.
     Dr. Seok-Jin Lee resigned from us as Vice President of module sales and marketing to pursue personal interests.
     Our press release issued on March 29, 2011 is attached hereto as Exhibit 99.6.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 30, 2011

EXHIBIT 99.6: PRESS RELEASE
LDK Solar Expands Management Team
XINYU CITY, China and SUNNYVALE, Calif., March 29, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced the addition of two new management team members and one departure.
Goran Bye joined the Company as President and CEO of LDK Solar’s polysilicon business unit. Prior to joining LDK Solar, Mr. Bye was the Director of the Industry Unit and a member of the Investment Committee of the Abu Dhabi Future Energy Company (Masdar), UAE. From 2002 to 2009 he was with REC Silicon Inc, first as Vice President and CFO and then as President and CEO from 2005 to 2009. Mr. Bye holds a Master’s Degree in Business and Economics from the Norwegian School of Management.
Dr. Jiazhen Zheng joined LDK Solar as Senior Vice President of Integration in charge of solar cell and module operations. Previously, Dr. Zheng was President and COO of Best Solar Co., Ltd., a Nanchang, China-based thin film solar company. He also served as Vice President and Chief Operation Officer of Hua Hong-NEC Electronics Co., Ltd. from 2003 to 2008. Prior to that, he was Director of R&D and Director of operations at Chartered Semiconductor Co., Ltd in Singapore. Dr. Zheng received his Ph.D. degree from St. Andrews University of the United Kingdom.
Dr. Seok-Jin Lee resigned from LDK Solar as Vice President of module sales and marketing to pursue personal interests.
“We are very pleased to add two industry veterans, Mr. Bye and Dr. Zheng, to the LDK Solar management team,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We believe their technical expertise and considerable management experience will be tremendous assets to LDK Solar, and we look forward to leveraging their backgrounds to enhance our industry leadership.
“Dr. Lee returned to Korea to pursue personal interests and we wish him all the best in his future endeavors,” continued Mr. Peng. “We have made great strides in positioning LDK Solar to take advantage of the growth in the global PV industry. We remain excited about our expanded vertical integration strategy and believe we are well positioned for success.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement for LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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